

Mail Stop 4631

February 25, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Michael Inglese
Chief Financial Officer
Aircastle Limited
300 First Stamford Place, 5th floor
Stamford, Connecticut 06902

> RE: Form 10-K for the year ended December 31, 2008
>   Form 10-Q for the period ended September 30, 2009
>   File No. 1-32959

Dear Mr. Inglese:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief